07007407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPSTONE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 LA JOLLA VILLAGE DRIVE, SUITE 1040
(No. and Street)

SAN DIEGO, (City) CALIFORNIA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN CAPOZZA, PRESIDENT (858) 875-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MARTINEZ, CPA, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

5755 OBERLIN DRIVE, SUITE 310, SAN DIEGO, CA 92121
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN CAPOZZA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPSTONE INVESTMENTS, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA F. CASTANEDA
Commission # 1402850
Notary Public - California
San Diego County
My Comm. Expires Feb 28, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194

Report of Independent Auditor

Board of Directors
Capstone Investments, Inc.:

I have audited the accompanying balance sheet of Capstone Investments, Inc. as of December 31, 2006, 2005 and 2004, and the related statements of income and retained earnings, and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Capstone Investments, Inc. at December 31, 2006, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Steven Martinez, CPA
Steven Martinez
Certified Public Accountant

San Diego, California
February 26, 2007

Capstone Investments, Inc.
Statement of Financial Condition
December 31,

Assets	2006	2005	2004
Current Assets:			
Cash	$ 639,627	$ 338,819	$ 97,972
Commissions receivable	445,355	98,800	332,783
Clearing firm deposit	625,719	726,024	443,015
Investments, at fair market value	1,153,485	1,966,330	105,000
Prepaid taxes	-	-	6,554
Prepaid expenses	16,077	12,279	14,563
Total current assets	2,880,263	3,142,252	999,887
Fixed assets, net of accumulated depreciation	-	10,781	18,242
Other receivables	-	11,508	200
Other assets	12,729	12,729	12,729
Total assets	$ 2,892,992	$ 3,177,270	$ 1,031,058
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable	$ 161,449	$ 24,605	$ 55,867
Clearing fees payable	15,526	8,282	10,193
Commissions payable	846,238	295,975	344,143
Soft dollars payable	712,869	534,008	286,599
California franchise tax	18,475	6,154	-
Accrued vacation salaries	5,615	4,788	2,873
Office sublease security deposit	5,655	5,655	-
Total liabilities	1,765,827	879,467	699,675
Commitments and Contingencies (See Notes)			
Shareholders' equity:			
Common stock, no par value, 100,000 shares authorized, 75,000 shares issued and outstanding	-	-	-
Additional paid in capital	171,550	171,550	152,170
Retained earnings	1,028,778	910,368	208,431
Unrealized gain (loss) on investments	(8,163)	1,280,885	35,782
Treasury stock, at cost; 25,000 shares	(65,000)	(65,000)	(65,000)
Total shareholders' equity	1,127,165	2,297,803	331,383
Total liabilities and stockholders' equity	$ 2,892,992	$ 3,177,270	$ 1,031,058

See accompanying notes.

Capstone Investments, Inc.
Statement of Income and Retained Earnings
For the years ended December 31,

	2006	2005	2004
Income			
Commissions	$ 7,306,011	$ 9,452,195	$ 6,780,472
Investment banking	2,144,978	1,174,618	2,331,065
Management fees	972,481	793,882	48,699
Research services	424,563	256,456	372,524
Signature guarantee	56,948	66,150	110,290
Other income and fees	401,186	437,430	1,024,041
Total income	11,306,167	12,180,731	10,667,091
Expenses			
Commissions and clearing charges	6,757,024	5,841,896	5,578,402
Communications	185,254	110,164	121,098
Depreciation	28,425	10,225	64,029
Legal and professional	525,640	284,109	321,343
Rent	308,225	255,662	284,128
Salaries and wages	2,130,123	1,635,689	1,035,121
Soft dollar expenses	1,505,106	2,729,650	2,002,114
Travel and entertainment	164,222	275,227	321,383
General and administrative	609,390	566,835	1,218,474
Total operating expenses	12,213,409	11,709,457	10,946,092
Net income (loss) from operations	(907,242)	471,274	(279,001)
Other income (losses)			
Gain on investments	909,617	188,067	158,396
Interest income	33,011	25,416	10,334
Other income	76,057	5,655	-
Other loss	(11,508)	-	-
Net other income (losses)	1,007,177	219,138	168,730
State income taxes	18,475	11,525	800
Net comprehensive income (loss)	$ 118,410	$ 701,937	$ (109,471)
Retained earnings at beginning of period	910,368	208,431	317,902
Retained earnings at end of period	$ 1,028,778	$ 910,368	$ 208,431

See accompanying notes.

Capstone Investments, Inc.
Statement of Changes in Financial Position
for the Years ended December 31,

	2005	2005	2004
Operating Activities:			
Net income (loss)	$ 118,410	$ 701,937	$ (109,471)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	28,425	10,225	64,029
Gain on investments	(909,617)	(188,067)	(158,396)
Other loss	11,508	-	-
(Increase) Decrease in commissions receivable	(346,555)	233,983	(49,176)
(Increase) in clearing house deposit	100,305	(283,009)	(164,069)
(Increase) Decrease in prepaid taxes	-	6,554	800
(Increase) Decrease in prepaid expenses	3,798	2,284	1,824
(Increase) Decrease in office security deposits	-	-	1,700
Increase (Decrease) in accounts payable	136,844	(31,262)	(3,882)
Increase (Decrease) in clearing fees payable	7,244	(1,911)	(2,950)
Increase (Decrease) in commissions payable	550,263	(48,168)	229,366
Increase (Decrease) in soft dollars payable	178,861	247,409	(192,999)
Increase (Decrease) in California income tax	12,321	6,154	-
Increase (Decrease) in vacation liabilities	827	1,915	(5,527)
Increase (Decrease) in clearing firm liability	-	-	(45,000)
Increase (Decrease) in other accrued liabilities	-	5,655	-
Total Adjustments	(225,776)	(38,238)	(324,280)
Net cash provided (used) by operating activities	(107,366)	663,699	(433,751)
Investing Activities:			
Proceeds from sale of securities	1,199,546	200,000	184,116
Purchase of securities	(789,044)	(628,160)	(3,218)
Furniture, fixtures and equipment	(2,328)	(2,764)	(78,005)
(Increase) Decrease in other receivables	-	(11,308)	1,981
Net cash provided (used) by investing activities	408,174	(442,232)	104,874
Financing Activities:			
Additional paid in capital	-	19,380	-
Net cash provided by financing activities	-	19,380	-
Net increase (decrease) in cash	300,808	240,847	(328,877)
Cash and cash equivalents at beginning of year	338,819	97,972	426,849
Cash and cash equivalents at end of year	$ 639,627	$ 338,819	$ 97,972
Supplemental Disclosure:			
Cash paid during the year for:			
Income taxes	$ 7,177	$ 800	$ 800

See accompanying notes.

Capstone Investments, Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2006, 2005 and 2004

	No Par, Common Stock		Additional	Retained	Investments Unrealized	Treasury Stock		Total
	Shares	Amount	Paid-In Capital	Earnings	Gain	Shares	Amount	Stockholders' Equity
Balance at December 31, 2003	75,000	$ -	$ 152,170	$ 317,902	$ -	25,000	$ (65,000)	$ 405,072
Net loss	-	-	-	(109,471)	-	-	-	(109,471)
Unrealized gain on investments	-	-	-	-	35,782			35,782
Balance at December 31, 2004	75,000	$ -	$ 152,170	$ 208,431	$ 35,782	25,000	$ (65,000)	$ 331,383
Capital contributed by shareholders	-	-	19,380	-	-	-	-	19,380
Net income	-	-	-	701,937	-	-	-	701,937
Unrealized gain on investments	-	-	-	-	1,245,103	-	-	1,245,103
Balance at December 31, 2005	75,000	$ -	$ 171,550	$ 910,368	$ 1,280,885	25,000	$ (65,000)	$ 2,297,803
Net income	-	-	-	1,028,778	-	-	-	1,028,778
Unrealized loss on investments	-	-	-	-	(1,289,048)	-	-	(1,289,048)
Balance at December 31, 2006	**75,000**	**$ -**	**$ 171,550**	**$ 1,939,146**	**$ (8,163)**	**25,000**	**$ (65,000)**	**$ 2,037,533**

See accompanying notes.

Capstone Investments, Inc.
Notes to Financial Statement
December 31, 2006, 2005 and 2004

1. Organization and Summary of Significant Accounting Policies

Organization

Capstone Investments, Inc. (the "Company") was formed in California on September 25, 1995. We are a closely held Company with five individual shareholders; Anthony Capozza, Ann Capozza, Steven Capozza, Scott Dahle, and Jason Diamond. Our business is conducted primarily from our office located at 4660 La Jolla Village Drive, Suite 1040, San Diego, California.

We are an introducing broker/dealer and provide brokerage, investment banking, and corporate finance services to retail and institutional clients. All of our transactions are conducted on a fully disclosed basis with Wedbush Morgan Securities, a NYSE member firm.

We are approved as a securities broker dealer by the Securities and Exchange Commission, National Association of Securities Dealers, and the State of California. Accordingly, we operate under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Basis of Accounting

Our financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

Revenue recognition:
Our revenue is primarily commission based and is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

Property, computers, equipment and leasehold improvements:
Fixed assets costing more than $1,000 are evaluated to determine an estimate useful life. If the asset's estimated useful life is greater than twelve months it's capitalized and depreciated over the estimated useful life so determined. Historically, our depreciable assets consist primarily of computers, software, and furniture. We have determined the nature of these assets warrant an estimated useful life of less than twelve months. Accordingly, these assets are expensed immediately.

Use of Estimates

In preparing our financial statements in conformity with generally accepted accounting principles we make certain estimates and assumptions that effect certain reported amounts of assets, liabilities, revenues, expenses, and disclosures at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which the adjustments are determined.

1. Organization and Summary of Significant Accounting Policies (Continued)

Reclassification

Certain amounts in the our financial statements for the year ended December 31, 2004 and 2003 have been reclassified in order to conform to current year comparative presentation.

Cash and Cash Restrictions

Our cash consists of amounts held on deposit with financial institutions. We do not hold any certificates of deposits or government securities. We do have certain amounts on deposit to pacify our clearing firm deposit requirements. This is addressed in Note 2 below.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of temporary cash investments. We place our temporary cash with financial institutions that are insured by the FDIC or SPIC. At December 31, 2006, 2005, and 2004 we had $1,065,346, $864,843, and $340,987, respectively on deposit among two different institutions which exceeded the maximum insurance coverage.

Income Taxes

We are a taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, we are not subject to Federal income tax. No provision for Federal income taxes is included in these financial statements.

We are subject to a California Franchise Tax at a flat rate of 1.5% of our profit, but not less than $800. We do not have any material timing differences that would give rise to either a deferred tax asset or deferred tax liability in accordance with FASB 109.

2. Clearing Firm Deposit

We are required to maintain a certain amount of cash on deposit with Wedbush Morgan Securities in to specifically satisfy the Company's deposit requirement under the clearing agreement. The amount on deposit is restricted and the amount can fluctuate.

The detail of the cash we have on deposit with our clearing firm, Wedbush Morgan Securities, is as follows:

	2006	2005	2004
Cash on deposit Wedbush Morgan Securities	$315,062	$726,024	$443,015
Restricted to satisfy clearing agreement	$625,419	$500,000	$170,000
Non restricted cash balance	$940,481	$226,024	$273,015

3. Investments

We have funds on deposit with Wedbush Morgan Securities that are separate from our clearing firm deposit requirement. See Note 2 above. We use these funds to trade, short term, in public companies listed on established exchanges. Our holdings are reported on the accompanying financial statements at their fair market value.

4. Fixed Assets and Depreciation

At December 31, 2006 all of our fixed assets have been fully depreciated.

5. Lease Obligations

We lease our La Jolla office. Under the conditions of the lease agreement, we are obligated for future minimum lease obligations as follows:

Year ending December 31, 2007	$ 221,905
Thereafter	$ 56,004
Total	$ 277,909

In December 2005, we sub-leased a portion of our La Jolla office to an unrelated business. We sub-lease the space for $5,655 per month. In addition, we collected a security deposit of $5,655 which is reflected on the accompanying balance sheet.

We also have an office in Palos Verde, California. Our lease for this office expired in 2005 and we are currently renting the office on a month to month basis.

6. Pension Plan

We sponsor a 401K pension plan. Under our plan employees may defer a certain percentage of their salary into the pension plan. We can match, but are not under any obligation to match, the employee's contribution.

In the years ended December 31, 2006, 2005 and 2004 we did not elect to match any employee deferrals. Accordingly, we did not have a pension funding liability.

7. Net Capital Requirements and Aggregate Indebtedness to Net Capital Ratio

We are subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. Under this rule we are required to maintain a minimum net capital and maintain a ratio of aggregate indebtedness to net capital. We must maintain an aggregate indebtedness to net capital ratio of less than 15%.

7. Net Capital Requirements (Continued):

Our net capital requirements and our aggregate indebtedness to net capital ratio for the years ended December 31, 006, 2005 and 2004 are stated below:

	2006	2005	2004
Net capital	$515,201	$253,676	$174,095
Minimum capital requirement	117,722	58,631	50,000
Excess net capital	$397,479	$195,045	$124,095

Aggregate Indebtedness to Net Capital Ratio	3.43%	3.47%	4.02%

****

Capstone Investments, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
December 31, 2006

Computation of Net Capital	Focus Report December 31, 2006	Audited Financial Statements December 31, 2006	Change	Comment
Total assets	$ 2,913,712	$ 2,892,992	$ (20,720)	Difference is due to adjustment for the estimate underlying depreciation, write off of certain fixed assets, adjustment for prepaid California Franchise Tax and accrual for 2006 California Franchise Tax liability, accrual for year end vacation salaries, and a write off for an other receivable.
Less: Liabilities	(1,741,737)	(1,765,827)	(24,090)	
Net worth	1,171,975	1,127,165	(44,810)	
Less: Non-Allowable Assets				
Receivables	(276,000)	(276,000)	-	
Investments	(60,997)	(152,920)	91,923	Increase is due to taking 100% Haircut on Hudson Warrants.
Prepaid income taxes	(7,185)	-	(7,185)	See comment above.
Fixed assets	(2,328)	-	(2,328)	See comment above.
Prepaid insurance	(16,077)	(16,077)	-	
Other receivables	(11,508)	-	(11,508)	See comment above.
Office security deposit	(12,729)	(12,729)	-	
Total Non-Allowable Assets	(386,824)	(457,726)	70,902	
Tentative Net Capital	785,151	669,439	(115,712)	Decrease in Tentative Net Capial is due to the above adjustments.
Less:				
Haircuts	(174,921)	(154,238)	20,683	See Schedule I Continued, Page 13.
Net Capital	610,230	515,201	$ (95,029)	
Minimum Net Capital Required	116,116	117,722		
Excess Net Capital	$ 494,114	$ 397,479		
Ratio of aggregate indebtedness to net capital	2.85%	3.43%		

See accompanying notes.

Capstone Investments, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
(Continued)
December 31, 2006

Description	Focus Report December 31, 2006	Audited Financial Statements December 31, 2006	Comment
Microfield Group	502,488	502,488	
Turbosonic Technical	135,000	135,000	
Calypte	11,154	11,154	
Hudson Warrants	91,923	-	See Below
Hy-Drive III Warrants	34,229	34,229	
HY-Drive IV Warrants	2,631	2,631	
Subtotal	777,425	685,502	
Less: Haircut percentage	22.50%	22.50%	
Haircut amount	$ 174,921	$ 154,238	

Additional Information:
Additional analysis and inspection of the Hudson Warrants determined a full Haircut is appropriate at December 31, 2006.

Capstone Investments, Inc.
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006, 2005 and 2004

Capstone Investments, Inc. is exempt from the Reserve Requirement of Rule 15c3-3(k)(2)(ii).

Capstone Investments, Inc.
Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2006, 2005 and 2004

Capstone Investments, Inc. is exempt from the Possession and Control Requirements of Rule 15c3-3(k)(2)(ii).

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

Board of Directors
Capstone Investments, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Capstone Investments, Inc., for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal controls.

Also, required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verification, and comparisons.
2 Recordation of differences required by rule 17a-13
3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design in operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with in a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of his report are considered by the SEC to be adequate or its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's stockholders and management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steven Martinez, CPA

Steven Martinez
Certified Public Accountant

San Diego, California
February 26, 2007

END